Contact

www.linkedin.com/in/
deanrosenberg (LinkedIn)
www.airsis.com (Other)
www.portvision.com (Other)

Top Skills

Strategy
Entrepreneurship
Business Intelligence

Honors-Awards

Startup Investor of the Year

Patents

Dispenser Inventory Monitoring System and Method

System and Method for Harvesting Business Intelligence from Maritime Communications

Dean Rosenberg

Entrepeneur, Executive, Operator, Investor. Startup guy for 30+ years. Always looking for the next, next thing

San Diego County, California, United States

Summary

Investor, advisor, and mentor to early stage founders, management teams, and companies. Seasoned CEO and CTO with an eye for execution and a bias for action.

Experience

Powur, PBC

8 years 2 months

Chief Technology Officer
October 2021 - Present (3 years 1 month)
San Diego, California, United States

Powur is changing how the world converts to clean energy, and I am thrilled to be working with a killer team to make it happen. Powur is a movement and a rocket ship - we are the fastest growing national solar company in the USA (#43 on Inc. 5000). As CTO I am responsible for strategy and execution of the Company's technology vision to keep this movement growing. I am also proud to serve on the Company's Board of Directors.

Director Board of Directors
September 2016 - Present (8 years 2 months)
San Diego, California, United States

Member of the Board of Directors of the fastest growing (and coolest) residential solar company in the USA.

Chief Operating Officer
August 2020 - October 2021 (1 year 3 months)
San Diego

NuFund Venture Group

4 years 10 months

Board Member and Fund Co-Manager
January 2022 - Present (2 years 10 months)
San Diego, California, United States

Growing one of the largest and coolest early stage investment groups in the world. Over $15M invested annually by 300+ active members through an innovative, fund-first angel group model.

Vice President-Funding

January 2020 - December 2021 (2 years)

Greater San Diego Area

Board member responsible for >$10M in annual startup funding from one of the largest angel investment groups in the US.

Tech Coast Angels San Diego

President

January 2018 - December 2019 (2 years)

Greater San Diego Area

Leading over 100 early stage investors in the San Diego chapter of Tech Coast Angels, one of the largest early stage investment groups in the country with 300+ members across our Southern California network. Our San Diego chapter is getting bigger, friendlier, faster, and more active than ever before in our 20-year history. Reach out and connect if you are a founder of a GREAT company seeking up to $1 million in funding, or if you are an accredited investor who would like to learn more about early stage investing through TCA.

Venture San Diego, LLC

CEO

May 2016 - January 2018 (1 year 9 months)

Provide support, mentoring, and funding to early stage companies within the start-up ecosystem in Southern California. Assisting early stage company founders and management teams with business strategy, operational execution, and financing. I help grow companies!

Oceaneering

Director - Products

June 2014 - April 2016 (1 year 11 months)

Responsible for the PortVision product line and overall product strategy and execution within Oceaneering's Global Data Solutions group.

AIRSIS, Inc.

President/CEO

January 2005 - June 2014 (9 years 6 months)

San Diego, CA

Diversified software development company serving the Energy and Transportation industries, acquired by Oceaneering International in June, 2014

PortVision
President/CEO
January 2005 - June 2014 (9 years 6 months)

Maritime vessel tracking and business intelligence company, acquired by Oceaneering International in June, 2014

SupplyPro
Co-Founder and CTO
1998 - 2003 (5 years)

Provided technology vision and leadership for a VC-backed startup serving the Fortune 1000 with supply chain automation at the point-of-use. Helped secure $32M in venture funding and built an execution team of 100+ employees.

Education

UC San Diego
Bachelor's degree, Computer Science · (1984 - 1989)

San Diego State University-California State University
MBA · (1996 - 1998)